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          FORM 3                            UNITED STATES SECURITIES AND EXCHANGE COMMISSION                     OMB  APPROVAL
                                                        Washington, D.C.  20549                          OMB Number 3235-0104
                                                                                                         Expires: December 31, 2001
                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            Estimated average burden
                                                                                                         hours per response... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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
1.  Name and Address of         2.  Date of Event        4.  Issuer Name and Ticker or Trading Symbol
    Reporting Person*               Requiring                NationsRent, Inc.      NRI
                                    Statement
  Sipco Limited                     (Month/Day/Year)
--------------------------------    July 20, 1999       ---------------------------------------------------------------------------
  (Last)    (First)   (Middle)  ------------------------ 5.  Relationship of          6.  If Amendment,
                                3.  IRS Indemnification      Reporting Person(s) to       Date of
PO Box 1111, West Wind Building,    Number of Reporting      Issuer                       Original
        Harbour Drive               Person, if an            (Check all applicable)       (Month/Day/Year)
--------------------------------    entity (voluntary)
          (Street)                                          Director    X  10% Owner  7.  Individual or Joint/Group Filing (Check
                                                         --             --                Applicable Line)
  George     Grand    Cayman                                Officer        Other      X   Form filed by One Reporting Person
   Town      Cayman   Islands BWI                        -- (give       -- (specify   --
--------------------------------                            title below)   below)         Form filed by More than One Reporting
  (City)       (State)    (ZIP)                               see notes (1),(2),(3)   --  Person
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                                                 Table I  Non-Derivative Securities Benefically Owned
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1.  Title of Security (Instr. 4)                          2.  Amount of      3.  Ownership         4.  Nature of Indirect
                                                              Securities         Form:  Direct         Beneficial Ownership
                                                              Beneficially       (D) or Indirect       (Instr. 5)
                                                              Owned              (I)  (Instr. 5)
                                                              (Instr. 4)
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[FN]
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                        (Over)
                                                               SEC 1473 (3-99)

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FORM 3 (continued)               Table II -- Derivative Securities Beneficially Owned (e.g., puts calls, warrants, options, convertible securities)
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
1.  Title of Derivative      2.  Date Exercisable      3.  Title and Amount of       4. Conver-       5.  Owner-      6. Nature of
    Security                     and Expiration            Securities Underlying        sion or           ship           Indirect
    (Instr. 4)                   Date                      Derivative Security          Exercise          Form of        Beneficial
                                 (Month/Day/Year)          (Instr. 4)                   Price of          Deriv-         Ownership
                                                                                        Derivative        ative          (Instr. 5)
                                                                                        Security          Security:
                             ----------------------------------------------------
                                 Date       Expira-                         Amount                        Direct
                                 Exer-       tion          Title              of                          (D) or
                                cisable      Date                           Number                        Indirect
                                                                              of                          (I)
                                                                            Shares                        (Instr. 5)

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Series A Convertible Preferred   7/20/99     None          Common Stock,   3,000,000        $7.00            I          see note (1)
Stock, $.01 par value                                      $.01 par value                                                and (3)
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Series A Convertible Preferred   7/20/99     None          Common Stock,  11,285,714        $7.00            I          see note (2)
Stock, $.01 par value                                      $.01 par value                                                and (3)
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Explanation of Responses:

(1)  Held by an entity 99.5 % of the pecuniary interest of which is owned by an indirect wholly-owned subsidiary of Investcorp S.A..
     Investcorp may be deemed to have an indirect pecuniary interest in the remaining 0.5% of the pecuniary interest in such entity due to contingent fee or similar arrangements between an affiliate of Investcorp and the other shareholders of such entity or their shareholders or principals. For purposes of Rule 16a-1(a)(2), Investcorp disclaims beneficial ownership of .5% of the shares held by such entity, except to the extent, if any, that Investcorp's pecuniary interest in such shares is ultimately realized.

(2)  Held by an entity in which Investcorp may be deemed to have an indirect pecuniary interest due to contingent fee or similar arrangements between an affiliate of Investcorp and the shareholders of such entity or their shareholders or principals. For purposes of Rule 16a-1(a)(2), Investcorp disclaims beneficial ownership of the shares held by such entity, except to the extent, if any, that Investcorp's pecuniary interest is ultimately realized.

(3)  SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock, and thereby to share beneficial ownership of shares with
     Investcorp. For purposes of Rule 16a-1(a)(2), SIPCO Limited disclaims beneficial ownership of these shares.


                                      /s/ Lawrence B. Kessler                                                July 30, 1999
                                ---------------------------------------                               ------------------------
                                   ** Signature of Reporting Person                                              Date
                                      Lawrence B. Kessler, Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB Number.
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